UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Angel Cano, BBVA^s President & Chief Operating Officer Madrid, February 4th 2015 Pen die nte act uali zar 2014 Results Pendiente actualizar
Disclaimer This document is only provided for information purposes and does not constitute, nor must it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. Nobody who becomes aware of the information contained in this report must regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to miscellaneous aspects, including projections about the future earnings of the business. The statements contained herein are based on our current projections, although the said earnings may be substantially modified in the future by certain risks, uncertainty and other factors relevant that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could condition and result in actual events differing from the information and intentions stated, projected or forecast in this document and other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not exactly as described herein, or if such events lead to changes in the information of this document. This document may contain summarised information or information that has not been audited, as well as information relative to solvency produced with criteria that are still subject to definitive CRR regulatory interpretation, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on form 20-F and information on form 6-K that are disclosed to the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing Restrictions.
2014 Regulation Highlights Comprehensive Assessment AQR/ST Banking Union Supervisory Resolution Deposit Guarantee Fund Peer Group includes: BARCL, BNPP, CASA, CMZ, DB, ISP, HSBC, LBG, RBS, SAN, SG and UCI. Leverage ratio and Excess NPL Coverage excludes UK banks (not subject to AQR) Solid capital position and with ability to generate recurring results under stress scenarios New European playing field
Acquisition of a cleaned-up institution. Limited capital impacts and strong generation of synergies. Low execution risks in the integration process. 2014 Portfolio Management Highlights Gaining majority of the board. Increasing our stake up to 39,9%. Boosting BBVA growth potential. Adding value after 4 years of active cooperation. Reducing stake in CNCB (remaining stake 4.7%) and sale of CIFH. Optimizing capital ratios and positive impact in P&L.
2014 Transformation Highlights Organizational & Culture change 1 2 3 4 5 Products & processes Development of infrastructure Distribution model New digital businesses Customer experience Optimizing servicing Digital channels Lean structure Cost control Costs reduction in Spain and Corporate Center: €340 M (-8%)
(CHART) (CHART) 2014 year of growth +3.4% +15.6% constant €m (CHART) Good performance in all the geographies Net interest income growth Outstanding cost performance Strong Solvency 12M14 vs 12M13 +42.8% Vs. Costs (%), €m constant Gross income (%), €m constant Positive jaws Cost of risk & RE assets provision reduction Cost of risk YTD Group (%) Lower RE assets provisions € -1.6bn Solid regulatory ratios Net income excluding corporate operations Core Capital CRD IV 12.0% (Phased-in) 10.4% (Fully-loaded) (€m) Net interest income €m + Leverage ratio 5.9% (Fully-loaded) Note: following the adoption of IFRIC 21, in 2014 there was a change in accounting policy with respect to contributions made to the Deposit Guarantee Fund that has been carried out on the 2013 accounts. For comparative purposes the 2013 information contained in this presentation remains unchanged. In annex pages 35,-39 of this presentation we provide details on these changes.
Earnings: solid net interest income growth +22.6% Excluding FX effect +13.0% Net interest income 4Q14 vs 4Q13 12M14 vs 12M13 +3.4% +15.6%
Upward trend in recurring income ... +14.0% +18.9% constant €m Excluding FX effect +8.5% Lower NTI contribution +8.3% Gross income 4Q14 vs 4Q13 12M14 vs 12M13 -0.2%
(CHART) (CHART) Excluding FX effect ... maintaining the positive jaws trend through the year Gross income vs costs YoY (%) 4Q14 vs 4Q13 +1.9% Costs 12M14 vs 12M13 -2.2% (CHART) Costs ex VZ vs inflation YoY (%) Investment for growth Breakdown (%) Excellent cost management achieving annual savings of €340 M (Spain and Corporate Center)
Resulting in a resilient operating income +24.9% +15.8% Operating income 4Q14 vs 4Q13 12M14 vs 12M13 +2.1% +13.2% Excluding FX effect As a result of the excellent income performance and cost management
(CHART) Provisions and cost of risk reduction Loan-loss + real estate provisions €m Cost of risk YTD Group, (%) P&L main growth driver
To sum up, growth in all lines €m Note 2: The P&L is presented this way to show the performance of recurring business. The reconciliation with the income statement is shown on pages 47-48 of the financial information filed today with the CNMV. Positive performance of recurring revenue Outstanding cost management Provisions*: improving trends * Provisions includes Loan-loss + RE assets provisions. Note 1: following the adoption of IFRIC 21, in 2014 there was a change in accounting policy with respect to contributions made to the Deposit Guarantee Fund that has been carried out on the 2013 accounts. For comparative purposes the 2013 information contained in this presentation remains unchanged. In annex pages 35,-39 of this presentation we provide details on these changes.
Risk: indicators continue to improve Note: NPAs: Includes non-performing assets originating from lending to customers and contingent liabilities.. Risk figures exclude real estate activities. NPA ratio for real estate activity in Spain: 55,4%, 63% coverage and NPAs €7.7bn 26.2 Incl. Real Estate 23.6 NPA ratio (%) -53 bp vs. Dec13 Coverage ratio (%) +6 p.p. vs. Dec13 €-1.2 bn NPAs €bn
Capital and liquidity Strong & resilient regulatory ratios 10.4% (Fully-loaded) Core Capital CRD IV Leverage ratio 5.9% (Fully-loaded) 12.0% (Phased-in) ABO Solid liquidity position >100% LCR Active capital management for growth Additional Tier 1 issue Tier II issue
Business Areas
Developed
(CHART) Business activity (YoY chg in average balances) (CHART) Results (€m) (CHART) NII + fees Gross income Operating income Banking activity in Spain Lending -3.0% +2.8% Customer funds +3.1% +16.3% +32.7% +7.9% +27.5% +64.2%
NPA ratio Entries (€ m) NPAs (€ bn) Risk Cost of risk (%) Banking activity in Spain (CHART) Gross entries Net entries Risk indicators (%) Coverage ratio -8.8% NPAs: Includes non-performing assets originating from lending to customers and contingent liabilities.
Income Statement (€m) Banking activity in Spain Customer spread improvement due to the continued reduction in the cost of deposits Lower cost of risk 6% cost reduction due to transformation and efficiency plans Note: following the adoption of IFRIC 21, in 2014 there was a change in accounting policy with respect to contributions made to the Deposit Guarantee Fund that has been carried out on the 2013 accounts. For comparative purposes the 2013 information contained in this presentation remains unchanged. In annex pages 35,-39 of this presentation we provide details on these changes.
(CHART) Real estate activity in Spain Net attributable profit (€m) Net exposure* (€ bn) -14% (CHART) -30% Positive market trends Prices hit bottom Housing sales continue growing The housing stock decreases Sales (€m ) (CHART) +18% *Net exposure according to Bank of Spain's "RE transparency scope" (Circular 5-2011) Note: Sales includes the sales of units owned by developers
Lending* +12.2% +12.2% Customer Funds * Business activity (Average balance, YoY, in constant €) (CHART) (CHART) (CHART) USA +2.5% +2.7% +9.2% * USA ex NY Business Activity Results (Constant €m) NII + fees Gross income Operating income +4.3% +7.9% +27.6%
Risk NPA and coverage ratios (%) Loan-loss provisions and cost of risk (Constant €m, %) (CHART) NPA ratio Coverage ratio USA Note: NPA includes non-performing assets originating from lending to customers and contingent liabilities.
Income Statement (Constant €m) USA Good macroeconomic outlook Strong activity focusing on new credit operations Progress in the digital transformation
Emerging
EurAsia Turkey 944 Gross income +16.6% 550 Operating income +20.9% 310 Net attributable profit +35.3% 925 NII + fees +18.6% Constant €m YoY 12M14 Results Increased exposure: Additional 14.89% reaching 39.9% total stake Garanti Highlights Impairment losses on financial assets were down Strong capitalization supporting long-term sustainable growth Successful management of NIM and leader in fee generation
Income Statement (Constant €m) Note: in accordance with IFRS Garanti is accounted for using the equity method for the purpose of uniform presentation based on the proportional consolidation method. EurAsia Active portfolio management Lower loan loss provisions Lower deleveraging in wholesale banking business
Mexico (CHART) (CHART) (CHART) +5.7% +5.5% +7.3% Lending +11.7% +8.4% Customer Funds Business activity (Average balance, YoY, in constant €) Results (Constant €m) NII + fees Gross income Operating income +10.9% +6.7% +6.6%
Risk NPA ratio Coverage ratio (CHART) NPA and coverage ratios (%) Loan-loss provisions and cost of risk (Constant €m, %) Mexico NPA: Includes non-performing assets originating from lending to customers and contingent liabilities.
Income Statement (Constant €m) Mexico Business activity dynamism translated to top and bottom lines Jaws widen We continue to be the leader and bank of reference in Mexico
+18.3% South America (CHART) (CHART) (CHART) +18.7% / +7.5% Lending Customer Funds Business activity (Average balance, YoY, in constant €) Results (Constant €m) NII + fees Gross income Operating income South America ex Venezuela +39.9% +20.7% +7.0% +12.7% +9.1% / +3.7% +10.4% +3.4% / +3.8% +22.5% +13.8% +24.4% +15.5%
Risk NPA ratio (CHART) NPA and coverage ratios (%) Loan-loss provisions and cost of risk (Constant €m, %) Coverage ratio South America NPA: Includes non-performing assets originating from lending to customers and contingent liabilities.
Income Statement (Constant €m) South America Activity dynamism Dealing uncertainties in Venezuela Executing the strategic plan with focus on the Andean Region
Angel Cano, BBVA^s President & Chief Operating Officer Madrid, February 4th 2015 Pen die nte act uali zar 2014 Results Pendiente actualizar
Annex
Comparative information Following the adoption of IFRIC 21 on levies by the IFRS interpretations Committee, in 2014 there was a change in accounting policy with respect to contributions made to the Deposit Guarantee Fund. According to the International Accounting Standards said change has been applied retroactively restating certain amounts presented for comparative purposes from prior year. The main effect of this change is that, with respect to the income statement for the year 2013 previously published, the balances for the following line items have been modified: "Other Income and Expenses" and consequently the line items of "Gross Margin", "Operating income", "Operating Profit & Loss before tax" and "Profit attributable to parent company". Therefore, the "profit attributable to parent company" for the year 2013 becomes €2,084 million compared to €2,228 million registered under the previous regulation. Additionally, the Group's total equity in 2013 would change from €44,850m published with the previous regulation to €44,565m. However, for the purposes of the explanations contained in this quarterly report, the information for 2013 remains unchanged and as previously published, to isolate the effect of said change in the trends of the year-on-year variations of the different margins.
2013 P&L: figures restated following the change made in accounting policy relating to the DGF €m
2013 P&L: figures restated following the change made in accounting policy relating to the DGF €m
Adjusted income statement Group (m€) Note: The P&L is presented this way to show the performance of recurring business. The reconciliation with the income statement is shown on page 47 of the financial information filed today with the CNMV.
Adjusted income statement Spain (m€) Note: The P&L is presented this way to show the performance of recurring business. The reconciliation with the income statement is shown on page 47 of the financial information filed today with the CNMV.
Digital Active Customers BBVA Group - Million Mobile Active Customers BBVA Group - Million (CHART) (CHART) CAGR +22% CAGR +140% Figures excluding Garanti Bank Digital and Mobile active customers
Group: net attributable profit Net attributable profit €m Business € 1,685 m 1) Excludes € 823m (including -€ 12 M of FX) related to results from corporate operations (ie. sale of pension business in Latin America). (1)
Risk: Group NPA ratio* (%) Coverage ratio* (%) Cost of risk YTD Group (%) * Exluding real estate activities. NPA ratio for real estate activity in Spain: 55,4%, 63% coverage and NPAs €7.7bn. // INPAs: ncludes non-performing assets originating from lending to customers and contingent liabilities.
Capital: Core capital fully loaded evolution 2014 Core capital CRD IV Fully-loaded Group BBVA (%) +70 bp Other: -7 bp generacion de plusvalias compensadas con efectos negativos como remuneracion del coco, ajuste negativo en la valoracion del fondo de pensiones, y autocartera).
Risk: Banking activity in Spain (€m) Net entries Gross entries
NPA ratio (%) Coverage ratio (%) Risk: Real Estate activity in Spain NPA: Includes non-performing assets originating from lending to customers and contingent liabilities.
Income statement RE (m€)
Income statement Venezuela (m€) * includes items such as the adjustment for hyperinflation in Venezuela
Customer Spreads Note: customer spreads: difference between lending yield and cost of deposits from customers * USA ex NY Business Activity

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 4, 2015	By:	/s/ María Ángeles Peláez
	Name:	María Ángeles Peláez
	Title:	Authorized Representative